YIGAL ARNON & CO.
ADVOCATES AND NOTARY

Tel Aviv	August 22, 2005
Ref.	8116 (5)

Direct Dial:	+972-3-608-7864
Direct Fax:	+972-3-608-7714
E-mail:	adrian@arnon.co.il

Filed with Edgar

Mr. Martin F. James
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: RoboGroup T.E.K. Ltd.
Form 20-F for the year ended December 31, 2004 (the "Annual Report")
Filed June 30, 2005
File No. 0-19435

Dear Mr. James:

        On behalf of RoboGroup T.E.K. Ltd., an Israeli Company (the "Company"), set forth below are the Company's responses to the comments (the "Comments") of the staff of the Division of Corporation Finance (the "Staff") transmitted by letter dated August 15, 2005 (the "Comment Letter").

        For the convenience of the Staff, we have restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter.

Form 20-F for the year ended December 31, 2004

Consolidated Financial Statements

Independent Auditor's Report, page F-2

1.	We see that your auditors' report relies on the audit reports issued by other independent public accountants for certain consolidated subsidiaries as of and of each of the three years in the period ended December 31, 2004. Please amend your Form 20-F to include the reports of the other accountants as required by Rule 2-05 of Regulation S-X.

YIGAL ARNON & CO.

Response: The Company advises the Staff that it has added the required disclosure at pages F-2a and F-2b of the financial statements for the Company for the year ended December 31, 2004 included in Amendment No. 1 to the Company's Annual Report on Form 20-F/A.

        Note 1 - General, page F-10

2.	We note that you have significantly reduced the activity of MemCall and that beginning in 2004, the subsidiary has become operationally inactive. Until 2003, MemCall was accounted for as an individual business sector. Tell us how you considered whether MemCall should be reported as a discounted operation under paragraphs 41-44 of SFAS 144 for U.S. GAAP purposes.

Response:

As mentioned in Note 6B to the financial statements, the activities of MemCall were significantly reduced in the year ended December 2004.

However, the Company considered that MemCall should not be reported as a discontinued operation since there was no intention to totally (or almost totally) dispose of the activities. The reasons for the manner of reporting MemCall's operations in the Company's financials for the year ended December 31, 2004, were that MemCall continued its efforts to attract strategic partners as well as potential customers for its products. In this context, MemCall searched for alternative ways to implement solutions required by potential customers. The Company considered that a decrease, even a serious decrease, in the activities of MemCall did not necessarily indicate a discontinued operation when there were still reasonable prospects to renew the activities, even if under a new framework. The Company considered that these facts indicated that condition (b) of parag. 42 of SFAS 144 (i.e. the entity will not have any significant continuing involvement in the operations of the component) was not met as of December 31 2004, nor as of March 28, 2005.

The Company advises the Staff that in this regard, it has added additional disclosures to Part A of Item 4 of Amendment No. 1 to the Company's Annual Report on Form 20-F/A.

Kindly contact the undersigned at +972-3-608-7864, if you have any questions or require additional information.

Very truly yours, /s/ Adrian Daniels

cc:	Mr. Hanan Eibushitz, Chief Financial Officer Ms. Vicky Zamir-Sharon, Corporate Attorney and Secretary